UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69384

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/19** AND ENDING **12/31/19**

                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **CURVATURE SECURITIES LLC**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

376 MAIN STREET, SUITE 100

(No. and Street)

BEDMINSTER   **NJ**   **07921**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM PIGOTT   (908) 565-1216

                                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Meisel, Tuteur & Lewis, P.C.

(Name – if individual, state last, first, middle name)

101 Eisenhower Parkway, Ste. 103 **Roseland**   **NJ**   **07068**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 ☐ Public Accountant

 ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, WILLIAM PIGOTT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CURVATURE SECURITIES LLC, as of DECEMBER 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

County/City of Charlotte
Commonwealth/State of Florida
The foregoing instrument was acknowledged before me this 19th day of Feb, 2020, by William T. Pigott
(name of person seeking acknowledgement)
Notary Public
My Commission Expires: 06-15-2020

KAREN R. RYAN
Commission # GG 2991
My Commission Expires
June 15, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CURVATURE SECURITIES, LLC

FINANCIAL STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2019

Public Document

CURVATURE SECURITIES, LLC

CONTENTS:



Certified Public Accountants
Management Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Curvature Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Curvature Securities, LLC (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Curvature Securities, LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Curvature Securities, LLC's management. Our responsibility is to express an opinion on Curvature Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Curvature Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Meisel, Tuteur & Lewis, P.C.

MEISEL, TUTEUR & LEWIS, P.C.

We have served as Curvature Securities, LLC's auditor since 2019.

Roseland, New Jersey
February 27, 2020

CURVATURE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

Assets

Cash	$	3,332,561
Securities purchased under agreements to resell, net		43,426,628,255
Securities borrowed		57,580,753
Receivables from brokers and clearing organizations		205,708,314
Securities owned, at fair value		31,338
Other receivables		23,180
Prepaid expenses and deposits		107,485
Property and equipment, net of accumulated depreciation of $55,865		165,246
Total assets	$	43,693,577,132

Liabilities and Member's Equity

Securities sold under agreements to repurchase, net	$	43,363,563,743
Securities loaned		57,536,630
Payables to brokers and clearing organizations		232,440,894
Accounts payables and accrued expenses		673,274
Due to affiliate		47,723
Other liabilities		56,777
Total liabilities		43,654,319,041
Member's equity		39,258,091
Total liabilities and member's equity	$	43,693,577,132

See accompanying notes.

1. ORGANIZATION AND NATURE OF BUSINESS

Curvature Securities, LLC (the "Company") was organized under the laws of Delaware on September 14, 2013 and is a wholly-owned subsidiary of Curvature Holdings, LLC (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was granted registration as a broker dealer on August 7, 2014 and was approved by FINRA to expand the scope of business to securities lending and borrowing (including reverse repurchase and repurchase transactions) and trading securities for its own account. The Company is also a member of Securities Investor Protection Corporation ("SIPC"), the Depository Trust Clearing Corporation ("DTCC"), the Government Securities Division ("GSD") of the Fixed Income Clearing Corporation ("FICC"), and the Options Clearing Corporation ("OCC"). The Company received approval as a participant of DTCC on March 15, 2019 and became a member of the OCC on June 10, 2019 for the purpose of clearing securities lending and borrowing transactions. The Company conducts its business operations from offices located in New Jersey and Florida.

The Company's principal business activity is securities lending and borrowing which is executed through a financed matched-book portfolio of reverse repurchase agreements and repurchase agreements transactions. During 2019, the Company expanded its securities lending and borrowing operations to include a matched-book portfolio of equities securities borrowed and loaned transactions. Occasionally, the Company may affect riskless principal transactions in U.S. government securities with its customers, through its clearinghouse bank, BMO Harris Bank N.A.

The Company is subject to Rule 15c3-3 (the Customer Protection Rule) of the Securities Exchange Act of 1934. It is subject to a minimum net capital requirement of $250,000 with respect to Rule 15c3-1, and $10 million under the terms of its membership in the GSD of the FICC. As of December 31, 2019, the Company was not required to and did not carry customer accounts or hold any customer funds or securities.

The Company participates in a variety of financial and administrative transactions with related parties and affiliates. Though generally at commercial rates, it is possible that because of these relationships, the terms of some of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The accompanying financial statement have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry.

Management Estimates

The preparation of financial statement in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Management believes that the estimates utilized in preparing the Company's financial statement are reasonable. However, actual results could differ from those estimates and differences may be material.

Subsequent Events

The Company has considered subsequent events and transactions through February 27, 2020, the date the financial statement were issued, noting no material events requiring disclosure or recognition in the Company's financial statement.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Government and Other Regulation

A broker-dealer of securities business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's net capital rule (Rule 15c3-1) which requires that the Company maintain a minimum net capital, as defined.

Cash and Cash Equivalents

The Company considers highly liquid instruments, with original maturities of three months or less at the date of acquisition that are not held for sale in the ordinary course of business, to be cash equivalents. The Company has cash deposits with high credit quality financial institutions, several of which are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per institution. At December 31, 2019, the Company has cash account balances at certain financial institutions that exceeded FDIC coverage limit. The Company believes it mitigates this risk by investing in or through major financial institutions and primarily in funds that are insured by the United States federal government. At December 31, 2019, there were no investments classified as cash equivalents.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase Collateralized Transactions

Securities purchased under agreements to resell ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") result from matched-book portfolio transactions with other counterparties and accounted for as collateralized financing transactions and are carried at either contract value plus accrued interest or at fair value in accordance with the fair value option if the original maturity of the transaction is greater than 95 days. See Note 4 for further information on fair value option for reverse repurchase agreements and repurchase agreements. It is the policy of the Company to obtain possession of collateral with market values equal to or in excess of the principal amount loaned under reverse repurchase agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral when appropriate. The Company manages liquidity risks related to these agreements by sourcing funding from a diverse group of counterparties, providing a range of securities collateral and pursuing longer durations, when appropriate. Reverse repurchase agreements and repurchase agreements are reported net by counterparty when permitted under applicable accounting standards. The Company has the right to sell or repledge all of the securities it has received under reverse repurchase agreements. These repledged securities have been used in the normal course of business.

Due to the highly liquid nature of the underlying collateral (U.S. government securities) and the short-term maturity of these agreements, in the majority of cases contractual amounts approximate fair value. The Company offsets reverse repurchase and repurchase agreements when the criteria under ASC 210-20-45-10 are met. Interest income and Interest expense are recognized when earned or incurred.

Securities Borrowed and Securities Loaned Transactions

Securities borrowed and securities loaned result from matched-book portfolio transactions with other financial counterparties and are accounted for as secured financing, recorded at the amount of cash collateral advanced or received. At December 31, 2019, the Company had accepted collateral that is permitted by contract to sell or repledge exchange listed equities. Such collateral consists primarily of securities received from broker-dealers in connection with securities borrowed and securities loaned transactions. The market value of the underlying collateral is valued daily and additional collateral is obtained or refunded as necessary. All securities borrowed and securities loaned transactions, inclusive of rebate receivable and rebate payable, respectively, are recorded on a gross basis on the statement of financial condition. The Company accrues rebate income and rebate expense on a gross basis as earned or incurred.

2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Receivables from and Payables to Brokers-Dealers and Clearing Organizations

The Company is a member of various clearing organizations with which it maintains cash required in order to conduct its day-to-day clearance activities. Receivables from and payables to brokers-dealers and clearing organizations represent amounts due in connection with the Company's normal transactions involving trading and clearing of securities in the U.S. In addition, the net receivable or payable arising from unsettled trades would be reflected in either the receivable from or payable to brokers-dealers and clearing organizations line item on the statement of financial condition. Securities failed to deliver or receive represent the contract value of the amount failed to be received or delivered as of the date of the statement of financial condition.

Deposits with clearing organizations represent cash deposited with central clearing agencies for the purposes of supporting clearing and settlement activities and are reflected in the receivable from brokers-dealers and clearing organizations line item on the statement of financial condition. Customer collateral pledged is not reflected on the statement of financial condition. The Company carries cash deposited with clearing organizations at cost, which approximates fair value.

Other assets

Other assets are comprised of receivables generated in the normal course of business, such as prepaid expenses, deposits, and an investment in DTCC.

Property and Equipment

Property and equipment are recorded at cost, net of accumulated depreciation and amortization, and consists primarily of furniture and fixtures of $111,176 and computer and office equipment of $109,935 at December 31, 2019. Fixed asset balances are reviewed annually for impairment. There is no such impairment loss recorded during the year ending December 31, 2019.

Securities Transactions

All securities transactions are recorded on a trade date basis. Securities owned are recorded at fair value.

Accounts Payable, Accrued Expenses, and Other Liabilities

Accounts payable, accrued expenses, and other liabilities include accruals for employee related compensation, employee benefits and third-party services, as well as other payables.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, no income taxes are reflected in the accompanying financial statement.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The U.S. Federal jurisdiction, New Jersey and Florida are the major tax jurisdictions where the Company files income tax returns. The Company is generally no longer subject to U.S. Federal examinations by tax authorities for years before 2016. No interest expense or penalties have been assessed for the year ended December 31, 2019.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Reclassifications

Certain reclassifications have been made to the prior year financial statement to conform to the current year presentation.

New Accounting Pronouncements

The following new accounting pronouncements were adopted effective January 1, 2019:

In February 2016, the Financial Accounting Standards Board ("FASB") issued an Accounting Standards Update ("ASU") related to the accounting for leases (ASU 2016-02, *Leases (Topic 842)*) which requires a lessee to recognize a lease liability and a ROU asset on its balance sheet for all leases, including operating leases. Lease classification is still performed, with any lease classified as a finance lease reported as a financing transaction. The ASU does not substantially change lessor accounting. Additionally, the ASU makes several other targeted amendments including a) revising the definition of lease payments to include fixed payments by the lessee to cover lessor costs related to ownership of the underlying asset such as for property taxes or insurance; b) requiring seller-lessees in a sale-leaseback transaction to recognize the entire gain from the sale of the underlying asset at the time of sale rather than over the leaseback term; and c) expanding disclosures to provide quantitative and qualitative information about lease transactions. The adoption of this guidance did not have an impact to our financial position.

The following are accounting pronouncements which will be adopted in the future periods:

In August 2018, the FASB issued an ASU that eliminates, amends and adds certain disclosure requirements for fair value measurements (ASU 2018-13, *Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement*). The ASU is effective for all annual and interim periods beginning January 1, 2020, with early adoption permitted. The Company does not expect ASU 2018-13 to have a material impact on the financial statement; however, will continue to assess the impact of the new standard.

3. **COLLATERALIZED AGREEMENTS**

At December 31, 2019, the Company has received securities with market values of $60,156,601,950 under reverse repurchase agreements and pledged securities with market values of $59,971,108,916 under repurchase agreements. The securities pledged and received by the Company are U.S. Treasury securities. The Company's counterparties to its repurchase agreements have the right by contract to sell or repledge the Company's pledged securities.

At December 31, 2019, included in securities purchased under agreements to resell, net and securities sold under agreements to repurchase, net on the statement of financial condition is accrued interest of $57,220,619 and $51,188,687, respectively.

3.   **COLLATERALIZED AGREEMENTS (CONTINUED)**

Reverse repurchase agreements and repurchase agreements with the same counterparty and the same maturity are presented net on the statement of financial condition when the terms of the agreements permit netting. The following table summarizes information regarding netting of repurchase and reverse repurchase agreements on the statement of financial condition as of December 31, 2019:

	Gross Balance	Amounts netted on the Statement of Financial Condition	Net Balance
Assets:			
Reverse repurchase agreements	$ 60,181,729,048	$ 16,755,100,793	$ 43,426,628,255
Liabilities:			
Repurchase agreements	$ 60,118,664,536	$ 16,755,100,793	$ 43,363,563,743

The Company is a netting member of the GSD of the FICC, an industry clearinghouse for reverse repurchase agreements and repurchase agreements transactions. At the end of each business day, for every trade submitted to and matched by FICC, the transaction is novated to FICC, thereby FICC becomes the Company's counterparty. FICC netted reverse repurchase agreements and repurchase agreements amounted to $4,335,370,000 as of December 31, 2019.

The Company enters into agreements with counterparties under master repurchase agreements that give the Company the right to offset receivables and payables with the same counterparty. Reverse repurchase agreements and repurchase agreements netted with counterparties amounted to $12,419,730,793.

As of December 31, 2019, the Company had commitments to enter into reverse repurchase agreements and repurchase agreements of approximately $26,612,717,312 and $26,354,845,000 respectively.

Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash or other collateral with the Company. In the event the counterparty is unable to meet its contractual obligation under these arrangements, the Company may incur losses equal to the amount by which the market value of the securities differs from the amount of collateral held. The Company mitigates credit risk associated with these activities by monitoring the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Reflected in Securities borrowed and Securities loaned on the statement of financial condition are rebates receivable and rebates payable of $232,805 and $188,682, respectively.

In the normal course of business, the Company obtains securities under securities borrowing agreements on terms which permit it to repledge or resell the securities to others. At December 31, 2019, in connection with the outstanding securities borrowed contracts, the Company obtained securities with a fair value of approximately $54,642,359 on such terms.

At December 31, 2019, approximately $54,642,359 have been pledged to others in connection with the Company's securities lending activities.

At December 31, 2019, U.S. government securities pledge under reverse repurchase agreements in the amount of $42,355,835 were pledged to the FICC to meet clearing deposit requirements.

4.   **FAIR VALUE OPTION FOR REVERSE REPURCHASE AND REPURCHASE AGREEMENTS**

The financial instruments guidance in ASC 825, Financial Instruments ("ASC 825"), provides an option that allows entities to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. Changes in fair value are recognized in earnings as they occur for those assets and liabilities for which the election is made. The election is made on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The Company has elected the fair value option for certain reverse repurchase and repurchase agreements that have a term of greater than 95 days at inception. The Company economically hedges these transactions with futures contracts that are also accounted for at fair value. Accordingly, this option has been elected as the Company believes that its overall performance is more accurately measured when such reverse repurchase and repurchase agreements and their related economic hedges are both reported at their fair values.

Reverse repurchase and repurchase agreements recorded at their contractual amounts plus accrued interest approximate fair value, as the fair value of these items is not materially sensitive to shifts in market interest rates because of the short-term nature of these instruments or to credit risk because the reverse repurchase and repurchase agreements are substantially collateralized. For purposes of the fair value hierarchy, certain reverse repurchase and repurchase agreements reported at fair value that have a term of greater than 95 days at inception are classified as Level 2.

At December 31, 2019, unrealized gains of $1,710,672 and unrealized losses of $1,553,061 were included in the reverse repurchase and repurchase agreements balances, respectively, reported on the statement of financial condition in relation to positions with terms over 95 days held as of year-end.

5.   **FAIR VALUE MEASUREMENTS**

ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820"), establishes a fair value hierarchy that prioritizes the significant inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are as follows:

- Level 1 – Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

- Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;

- Level 3 – Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date

Inputs broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. The Company uses actively quoted market prices as the primary input to its valuation. An individual investment's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" may require judgment by the Company's management. The Company considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by multiple, independent sources that are actively involved in the relevant market. The categorization of an investment within the hierarchy is based upon the pricing transparency of that investment and does not necessarily correspond to the Company's perceived risk of that investment.

The Company's investments were within either Level 1, as quoted prices for identical securities were readily available, or Level 2, as inputs other than quoted prices are observable for the asset or liability either directly or indirectly.

5.   FAIR VALUE MEASUREMENTS (CONTINUED)

The following table presents the financial instruments carried on the statement of financial condition by level within the valuation hierarchy as of December 31, 2019:

	Fair Value Measurements 12/31/2019	Level 1 Valuation	Level 2 Valuation	Level 3 Valuation
Assets				
Reverse repurchase agreements	$ 43,426,628,255	$ -	$ 43,426,628,255	$ -
Securities borrowed	57,580,753	-	57,580,753	-
Securities owned	31,338	-	31,338	-
	$ 43,484,240,346	$ -	$ 43,484,240,346	$ -
Liabilities				
Repurchase agreements	$ 43,363,563,743	$ -	$ 43,363,563,743	$ -
Securities loaned	57,536,630	-	57,536,630	-
	$ 43,421,100,373	$ -	$ 43,421,100,373	$ -

Certain financial instruments that are not carried at fair value on the statement of financial condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These instruments include cash and cash equivalents, receivables from brokers and clearing organizations, other receivables, prepaid expenses and deposits, accounts payable and accrued expenses, due to affiliate, payables to brokers and clearing organizations, and other liabilities. Such amounts are measured as Level 1 within the fair value hierarchy.

6.   RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

The Company is a netting member of the GSD of the FICC, an industry clearinghouse for reverse repurchase agreements and repurchase agreements transactions. The Company is also a member of the OCC for clearing securities borrowing and lending transactions. The Company uses BMO Harris Bank, as its settling and clearing bank and agent in connection with reverse repurchase and repurchase agreements, securities borrowing and lending, and customer transactions.

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2019, consisted of the following:

Receivables from brokers and clearing organizations:		
Deposits and margin with clearing organizations	$	1,584,196
Securities failed to deliver		203,682,521
Receivables from brokers and clearing organizations		441,596
Total Receivables from brokers and clearing organizations	$	**205,708,313**
Payable to brokers and clearing organizations:		
Payables to brokers and clearing organizations	$	25,126,408
Securities failed to receive		207,314,486
Total Payables to brokers and clearing organizations	$	**232,440,894**

Securities failed to deliver and Securities failed to receive represent the contractual value of securities that have not been delivered or received on or after settlement date.

7.   TRANSACTIONS WITH RELATED PARTIES

The Company shares its office space as well as various administrative services with an affiliate of the Company. The Company entered into an expense sharing agreement in May 2015 whereby all expenses associated with the operations of the Company paid by the affiliated entity were charged to the Company. Under the agreement, certain expenses of the affiliated entity such as payroll costs, rent and office expenses are allocated to the Company at cost as well as all direct expenses of the Company paid on behalf of the Company. The Company's share of expenses is calculated based on estimated usage.

As of December 31, 2019. The balance due to the related affiliate on the statement of financial condition of $47,722 arose from the expense sharing agreement.

Related Party Transactions – Reverse repurchase agreements and Repurchase agreements

During the year ended December 31, 2019 the Company entered into reverse repurchase and repurchase agreements with related parties of the Company's holding company, Curvature Holdings LLC. As of December 31, 2019, the Company had $29,864,189,415 of open reverse repurchase agreements and $15,704,390,452 of repurchase agreements with these related parties.

The transactions with affiliate and related parties described above and the effect thereof on the accompanying financial statement may not necessarily be indicative of the effect that might have resulted from dealing with non-affiliated parties.

8.   REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method permitted by SEC Rule 15c3-1 which requires that minimum net capital shall be the greater of 2% of aggregate debit items ("ADI") arising from customer transactions or $250,000.

As of December 31, 2019, the Company's regulatory net capital of $38,383,967 exceeded the minimum requirement of $250,000 by $38,133,967.

The Company is subject to Rule 15c3-3 under the Securities Exchange Act of 1934. As of December 31, 2019, the Company was not required to and did not hold any customer money or securities.

9.   CONCENTRATIONS

Concentrations of Credit Risk
The Company primarily enters into reverse repurchase and repurchase agreements with counterparties under a master repurchase agreement and borrowing and lending transactions with registered broker-dealers. The Company's exposure to credit risk associated with these transactions is measured for each individual counterparty and broker-dealer. To reduce the potential for risk concentration, credit limits are established.

At December 31, 2019, approximately 80% of the amount of reverse repurchase agreements were with counterparties other than the FICC and approximately 36% of the amount of repurchase agreements were with counterparties other than the FICC. All borrowing and lending transactions were with registered broker dealers.

As of December 31, 2019, the Company's also has concentration of credit risk from maintaining U.S. treasuries securities as collateral for repurchase agreements and reverse repurchase agreements.

10. OFF-BALANCE SHEET AND CREDIT RISK

As a securities broker, the Company is engaged in reverse repurchase and repurchase agreement transactions, securities borrowing and lending transactions, and may effect principal transactions in U.S. government securities with its customers.

The Company provides guarantees to its clearinghouses. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, management believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no liability is carried in the statement of financial condition for these transactions.

The Company may effect principal transactions in U.S. government securities with its customers through its clearinghouses. The agreements between the Company and its clearinghouses provides that the Company is obligated to assume any exposure related to non-performance by counterparties or customers. The Company monitors clearance and settlement of all customer transactions on a daily basis.

The Company's exposure to credit risk associated with the non-performance of counterparties and customers in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the counterparties or customer's ability to satisfy their obligations to the Company. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company has established policies and procedures for mitigating credit risk, including reviewing and establishing limits for credit exposure, limiting transactions with specific counterparties, maintaining qualifying collateral and continually assessing the creditworthiness of counterparties.

The Company does not anticipate non-performance by counterparties and customers in the above situations.

In the normal course of business, the Company's counterparties and customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet-risk in the event the counterparties or customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

In the normal course of business, the Company encounters economic risk, mainly comprised of credit risk and market risk. Credit risk arises from the customer securities activities which are transacted on either cash or margin basis. These transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and margin requirements are not sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill those obligations. In connection with its clearing arrangements, the Company is required to guarantee the performance of its customers in meeting their contracted obligations.

11. COMMITMENTS AND CONTINGENCIES

Commitments
As of December 31, 2019, the Company had forward commitments to enter into reverse repurchase agreements in the amount of $26,612,717,312 and repurchase agreements in the amount of $26,354,845,000.

Contingencies
The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2019.The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.



CURVATURE
SECURITIES
MEMBER FINRA

Exemption Report

To Whom It May Concern:

Curvature Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company is filing an Exemption Report based on permission granted by the Securities and Exchange Commission. The Company's principal business activities are 1) matched book repurchase and reverse repurchase agreements with various counterparties, and 2) matched book securities borrowed and loaned with registered broker-dealers. These activities do not involve carrying or holding customer funds or assets.

2. Based on the foregoing exemption, the Company had no obligations under 17C.F.R. §240.15c3-3 throughout the year ended December 31, 2019 without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed: William T. Pigott 2/19/2020

Name: William T. Pigott

Title: CEO



Certified Public Accountants
Management Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
 Curvature Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report for SEA Rule 17a-5(d)(1) and (4), in which (1) Curvature Securities, LLC is filing an Exemption Report based on permission granted by the Securities and Exchange Commission. The Company's principal business activities are matched book repurchase and reverse repurchase agreements with various counterparties and matched book securities borrowed and loaned with registered broker-dealers, which does not involve carrying or holding customer funds or assets, and (2) Curvature Securities, LLC stated that Curvature Securities, LLC had no obligations under 17 C.F.R. §240.15c3-3 throughout the most recent fiscal year. Curvature Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Curvature Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Meisel, Tuteur & Lewis PC

MEISEL, TUTEUR & LEWIS, P.C.

Roseland, New Jersey
February 27, 2020